BINGHAM McCUTCHEN LLP
                               ONE FEDERAL STREET
                           BOSTON, MASSACHUSETTS 02110



                                                                  April 29, 2010



VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

         Re:      Pioneer Variable Contracts Trust
                  Registration Statement on Form N-1A
                  (File Nos. 33-84546; 811-08786)

Ladies and Gentlemen:

         This letter is to respond to comments we received on April 9, 2010 from Ms. Rebecca Marquigny of the Staff of the Securities and Exchange Commission (the "Commission") regarding Post-Effective Amendment No. 47 to the Registration Statement on Form N-1A for Pioneer Variable Contracts Trust (the "Registrant") filed on February 23, 2010.

I. General Comments

A.   Comment:     The Staff requested that the Registrant provide a
                  letter to the Commission that includes certain "Tandy" acknowledgments with the Registrant's response to the Staff's comments.

     Response:    A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.

B.   Comment:     The Staff noted that comments provided with respect
                  to the prospectus for one of the Registrant's series also apply to the prospectuses for the Registrant's other series, as applicable.

     Response:    The Registrant has addressed the Staff's comments in the
                  manner indicated in the following responses. The Registrant notes that its responses with respect to one of the Registrant's series also apply to the Registrant's other series, as applicable.

II. General Comments to Prospectuses

A.  Front Cover Page of the Prospectus

1.   Comment:     The Staff noted that the information presented in the
                  two paragraphs preceding the table of contents on the front cover of the prospectus exceeds the information required by
                  Item 1(a) of Form N-1A, and requested that the Registrant limit the non-required disclosure on the front cover to the extent possible.

     Response:    The Registrant has deleted the disclosure referenced by the
                  Staff.

2.   Comment:     The Staff requested that the Registrant include in
                  the table of contents references to the various subsections of the summary section of the prospectus and include page numbers.

     Response:    The Registrant respectfully submits that providing references to the various subsections of the summary section in the table of contents of the statutory prospectus would not be helpful to investors in light of the conciseness of the summary section. Accordingly, the Registrant has not made the requested change. The Registrant confirms that the table of contents for each prospectus includes page numbers.

3.  Comment:      The Staff noted that the Registrant includes
                  disclosure stating that "an investment in the Portfolio is not a bank deposit and is not insured or guaranteed by the Federal
                  Deposit Insurance Corporation or any other government agency."
                  The Staff requested that, to the extent that the variable products and qualified plans offering the Portfolios are sold through depository institutions, this disclosure be deleted from the cover page and included only in the summary risk disclosure section in accordance with Item 4(b)(1)(iii) of Form N-1A.

     Response:   The Registrant has deleted the disclosure referenced by the
                 Staff from the cover page of each prospectus.

B. Investment Objective

1.   Comment:     The Staff requested that the Registrant confirm that
                  only the formal text of a Portfolio's investment objective be included in the investment objective section, and that no additional text be included in this section.

     Response:    The Registrant confirms that only the formal text of a
                  Portfolio's investment objective is included in the investment objective section of the applicable prospectus.

C. Fee Table

1.  Comment:      The Staff requested that, to the extent possible, the
                  Registrant limit the disclosure in the preamble to the fee table to the text permitted by the Form N-1A, and shorten the bold language explaining that the expenses would be higher if Variable Contract fees were reflected.

     Response:    The Registrant has revised the disclosure to address the
                  Staff's request.

2.   Comment:     The Staff requested that the Registrant confirm that
                  if a Portfolio may invest in exchange-traded funds, such Portfolio includes Acquired Fund Fees and Expenses in the
                  Portfolio's Fee Table or does not invest in such exchange-traded funds or other investment companies to the extent that such investments represent 0.01% or more of the Portfolio's expenses. The Staff noted that, to the extent that the Registrant includes a line item for Acquired Fund Fees and Expenses in a Portfolio's fee table, footnotes with respect to such expenses should be limited to those statements specifically permitted by Form N-1A.

     Response:    The Registrant confirms that if a Portfolio may invest in
                  exchange-traded funds, such Portfolio includes Acquired Fund
                  Fees and Expenses in the Portfolio's fee table or does not invest in such exchange-traded funds or other investment companies to the extent that such investments represent 0.01% or more of the Portfolio's expenses. The Registrant has revised the footnotes with respect to any such expenses consistent with the requirements of Form N-1A.

3.   Comment:     The Staff requested that the Registrant remove "Less:" from the Fee Waiver and Expense Limitation line item.

     Response:    The Registrant has made the requested change.

4.   Comment:     The Staff requested that, for each fee table that
                  includes a Net Expenses line item, Net Expenses be revised to read Total Annual Portfolio Operating Expenses After Fee
                  Waiver and Expense Limitation (or Reimbursement) in accordance with Instruction 3(e) to Item 3 of Form N-1A.

     Response:    The Registrant has made the requested change.

5.   Comment:     The Staff requested that the footnote to the fee
                  table regarding the fee waiver arrangement be revised to describe the termination date of the fee waiver arrangement, who can terminate the fee waiver arrangement and under what circumstances, in accordance with instruction 3(e) to Item 3 of Form N-1A.

     Response:    The Registrant has made the requested changes.

6.   Comment:     The Staff requested that the Registrant revise the
                  footnote regarding the fee waiver arrangement to eliminate references to a class of shares not offered in the prospectus, and to explain such fee waiver arrangement more clearly.

     Response:    The Registrant has revised the footnote to address the
                  Staff's request.

7.   Comment:     The Staff requested that the Registrant remove the
                  statement "there can be no assurance that the adviser will extend the expense limitations beyond such time" from the footnote.

     Response:    The Registrant respectfully submits that the statement
                  referenced by the Staff relates to the period for which the fee waiver arrangement is expected to continue, in accordance with Instruction 3(e) to Item 3 to Form N-1A, and accordingly has not made the requested change.

8.   Comment:     The Staff requested that the Registrant delete from
                  the footnote the statement "see the statement of additional information for details regarding the expense limitation agreement."

     Response:    The Registrant has made the requested change.

D. Expense Example

1.   Comment:     The Staff requested that the introduction to the expense
                  example track more closely the language included in Item 3 of Form N-1A.

                  i. The Staff noted that the disclosure following item (b) in the introduction to the expense example ("you reinvest all dividends and other distributions") is not required by Form N-1A, and requested that it be deleted.

                  ii. The Staff requested that the disclosure following item (d)
                      in the introduction to the expense example be revised to state: "the fund's total operating expenses remain the same except for year one".

     Response:    The Registrant has made the requested changes.

E. Portfolio Turnover

1.   Comment:     The Staff noted that, unless applicable, the
                  Registrant may delete the statement "...may result in higher taxes when portfolio shares are held in a taxable account" from the second sentence of the discussion regarding portfolio turnover.

     Response:    The Registrant has deleted the disclosure referenced by the
                  Staff.

F. General Comments - Investment Strategies

1.   Comment:     The Staff requested that the Registrant confirm that
                  each principal investment strategy presented in the summary section for a Portfolio has a corresponding risk factor presented in the summary section and vice versa.

     Response:    The Registrant confirms that each principal investment
                  strategy presented in the summary section for a Portfolio has a corresponding risk factor presented in the summary section and vice versa.

2.   Comment:     The Staff requested that, to the extent possible, the
                  Registrant provide in More on the Portfolio's Investment
                  Objective and Strategies additional information about how the adviser applies the investment criteria described in the prospectus to decide which instruments to buy and sell, generally and under particular market conditions, to seek to achieve a Portfolio's investment objective.

     Response:    The Registrant respectfully submits that the current
                  disclosure provides sufficiently detailed information about how the adviser applies the investment criteria described in the prospectus to decide which instruments to buy and sell to seek to achieve a Portfolio's investment objective, and that no additional disclosure is required.

3.   Comment:     The Staff requested that the Registrant note in the
                  summary section if a Portfolio focuses its investments in a particular industry, sector or type of investment. In addition, the Staff requested that if a Portfolio focuses its investments in a particular market capitalization range, the Registrant indicate that market capitalization range in dollars as of a particular date rather than merely describing the market capitalization range by reference to an index or method of calculation.

     Response:    The Registrant confirms that, to the extent applicable, the summary section of a Portfolio's prospectus notes the Portfolio's focus on investments in a particular industry, sector or type of investment. The Registrant has revised the disclosure for each Portfolio that focuses its investments in a particular market capitalization range to indicate the market capitalization range in dollars as of a particular date.

G. General Comments - Principal Risks

1.   Comment:     The Staff noted that portfolio selection risk is
                  discussed as a principal risk for each Portfolio, and requested that the Registrant revise the disclosure to explain how portfolio selection is a more significant risk for the Portfolios than for other managed funds, move the risk factor from the principal risk section, or delete the risk factor.

     Response:    The Registrant respectfully submits that portfolio selection risk is a principal risk of investing in each Portfolio and should be disclosed as such in the summary section of each Portfolio's prospectus in accordance with Form N-1A. The
                  Registrant respectfully submits that the principal risks of a fund are not determined by reference to whether the risk is more or less significant for the fund than other managed funds.

2.  Comment:      The Staff noted that the Registrant includes a risk
                  factor titled Risk of Increase in Expenses. The Staff asked that the Registrant explain if there is a specific basis for including this risk factor as a principal risk, and, if not, to move the risk factor from the principal risk section to a more appropriate location.

     Response:    The Registrant confirms that there has not been a material change in a Portfolio's expense ratio since the Portfolio's fiscal year end that would provide a specific basis for including the risk factor as a principal risk, but respectfully submits that such disclosure is relevant to shareholders, especially in light of recent market events, and is most appropriately reflected as a principal risk.
                  Accordingly, the Registrant has not made the requested change.

3.  Comment:      The Staff requested that the Registrant delete the
                  statement "please note that there are many other factors that could adversely affect your investment and that could prevent the portfolio from achieving its goals."

     Response:    The Registrant respectfully submits that the disclosure
                  referenced by the Staff is useful to investors and that its deletion is not required.

4.   Comment:     The Staff requested that the Registrant delete the
                  statement that "an investment in the portfolio is not a bank deposit and is not insured or guaranteed by the Federal
                  Deposit Insurance Corporation or any other government agency" unless the variable products and qualified plans offering the Portfolios are sold through depository institutions.

     Response:    The Registrant notes that it is affiliated with a depository institution and that the Portfolios may be sold by or through insurance companies or financial intermediaries that may be affiliated with depository institutions. Accordingly, the Registrant respectfully submits that the disclosure referenced by the Staff is applicable to the Portfolios, and has not made the requested change.

H. Performance Information

1.   Comment:     The Staff requested that the Registrant revise the
                  disclosure in the Portfolio's Past Performance section to conform to the language provided in Item 4(b)(2)(i) of Form
                  N-1A more closely. In particular, the Staff requested that the Registrant state that each Portfolio compares its returns to those of "a broad-based measure of market performance," rather than merely stating the name of the index, and in addition explain why comparison to the particular index named is an appropriate comparison.

     Response:    The Registrant has revised the disclosure to address the
                  Staff's request.

2.   Comment:     The Staff requested that, where applicable, the
                  Registrant shorten the explanation that the performance shown for periods prior to the inception of a class of shares is based on the performance of an older class of shares.

     Response:    The Registrant has revised the disclosure to address the
                  Staff's request.

3.   Comment:     The Staff noted that the versions of the prospectuses
                  filed with the Commission included a list of years and performance figures instead of a bar chart. The Staff requested that the Registrant confirm that the prospectuses filed via Rule 485(b) include actual bar charts with labeled axes and performance presented horizontally so that performance for the most recent year is at the right side of the chart.

     Response:    The Registrant confirms that the prospectuses filed via Rule
                  485(b) include actual bar charts with labeled axes and performance presented horizontally so that performance for the most recent year is at the right side of the chart.

4.   Comment:     The Staff requested that the Registrant delete the
                  Inception Date column of the Average Annual Total Returns table and include the inception date under the column heading
                  Since Inception, consistent with the requirements of Form
                  N-1A.

     Response:    The Registrant has made the requested change.

5.   Comment:     The Staff requested that the Registrant confirm that
                  the index presented for each Portfolio is a gross broad-based index and confirm that the performance presented for each index reflects no deduction for fees, expenses or taxes. In addition, the Staff requested that the Registrant confirm that the parenthetical "(reflects no deduction for fees, expenses or taxes)" is included in the table for each index.

     Response:    The Registrant confirms that the index presented for each
                  Portfolio is a gross broad-based index and confirms that the performance presented for each index reflects no deduction for fees, expenses or taxes. The Registrant also confirms that the parenthetical "(reflects no deduction for fees, expenses or taxes)" is included in the table for each index.

I. Management

1.  Comment:      The Staff requested that the Registrant revise, as
                  applicable, the summary management section for each Portfolio to indicate clearly the title of the portfolio manager and the portfolio manager's length of service as a portfolio manager of the Portfolio, and to delete additional biographical information that is not permitted or required by the form.

     Response:    The Registrant has made the requested changes.

J. Purchase and Sale of Portfolio Shares

1.   Comment:     The Staff noted that Form N-1A indicates that this
                  section is not required for funds offered through variable products. The Staff noted that, to the extent the Registrant provides this section, the information presented in the section should be limited to a statement that a Portfolio is only available through a variable contract, and a reference to the variable contract prospectus for purchase information.

     Response:    The Registrant has deleted the disclosure referenced by the
                  Staff.

K. Payments to Broker-Dealers and Other Financial Intermediaries

1.   Comment:     The Staff requested that in addition to the provided
                  disclosure regarding conflicts of interest with respect to sponsoring insurance companies, the section be expanded to include references to conflicts of interest with respect to broker-dealers as required by Form N-1A.

     Response:    The Registrant has made the requested change.

L. More on a Portfolio's Investment Objectives and Strategies

1.   Comment:     As noted above, the Staff requested that the
                  Registrant provide greater detail regarding the relationship between the Portfolio's investments and its investment strategies, and how they relate to achieving the Portfolio's investment objective.

     Response:    The Registrant respectfully submits that the current
                  disclosure provides sufficiently detailed information regarding the relationship between the Portfolio's investments and its investment strategies, and how they relate to achieving the Portfolio's investment objective, and that no additional disclosure is required.

2.   Comment:     The Staff noted that the Registrant states that each
                  Portfolio's investment objective may be changed without shareholder approval, and that the Portfolio will provide written notice prior to implementing any change to its investment objective. The Staff requested that the Registrant add to the disclosure the minimum period of time for which a Portfolio will provide such advance written notice.

     Response:    The Registrant respectfully submits that the disclosure
                  referenced by the Staff is not required by Form N-1A.

3.   Comment:     The Staff requested that, to the extent applicable,
                  the Registrant clarify the disclosure to distinguish between those types of investments which are inherent to a Portfolio's principal investment strategies, and those investments in which a Portfolio is permitted to invest but may not be principal investments of the Portfolio.

     Response:    The Registrant respectfully submits that it believes the
                  current disclosure clearly distinguishes between each Portfolio's principal and non-principal investment strategies, including the investment techniques related to such principal and non-principal investment strategies. Accordingly, the Registrant has not made the requested changes.

M.                More on the Risks of Investing in a Portfolio

1.   Comment:     The Staff requested that the Registrant clarify the
                  disclosure to distinguish between principal risks of investing in a Portfolio and those risks that may be ancillary.

     Response:    The Registrant respectfully submits that it believes the
                  current disclosure clearly distinguishes between each Portfolio's principal and non-principal investment risks.
                  Accordingly, the Registrant has not made the requested changes.

N. Management

1.   Comment:     The Staff requested that the Registrant revise the
                  disclosure regarding the Registrant's manager of managers exemptive order to explain that the order applies only with respect to arrangements with subadvisers that are not affiliated with Pioneer.

     Response:    The Registrant has made the requested change.

O. Back Cover Page of the Prospectus

1.   Comment:     The Staff requested that the Registrant revise the
                  first paragraph of the back cover to conform to the requirements set forth in Item 1(b)(1) of Form N-1A by stating clearly that the Portfolio's statement of additional information and shareowner reports are available without charge by calling a toll-free (or collect) telephone number.

     Response:    The Registrant has made the requested change.

2.   Comment:     The Staff requested that the Registrant update the
                  telephone number and zip code of the Commission's Public
                  Reference Rook in the last paragraph on the back cover.

     Response:    The Registrant has made the requested changes.

III. Comments to Prospectus for Pioneer Bond VCT Portfolio

A.   Comment:     The Staff requested that the Registrant revise the
                  disclosure in the prospectus or otherwise respond to the applicable Staff comments on Post-Effective Amendment No. 46 to the Registration Statement of Pioneer Bond Fund provided by the Staff on October 22, 2009.

     Response:    The Registrant has addressed the applicable Staff's comments on Post-Effective Amendment No. 46 to the Registration
                  Statement on Form N-1A of Pioneer Bond Fund provided by the
                  Staff on October 22, 2009 in the manner indicated in the responses provided by Pioneer Bond Fund to the Staff's comments.

B.   Comment:     The Staff requested that the Registrant summarize in
                  the principal investment strategies section the strategy that corresponds to the market segment risk factor, or, if such strategy is already disclosed, tailor the risk disclosure to correspond to that strategy.

     Response:    The Registrant respectfully submits that the market segment risk factor relates to the Portfolio's principal investment strategies with sufficient specificity, and that no revision to the principal investment strategies or risk disclosure is required.

C.   Comment:     The Staff noted that the Registrant states in the
                  principal investment strategies section that the Portfolio may invest "a substantial portion of its assets in mortgage-related securities, including `sub-prime' mortgages and asset-backed securities." The Staff requested that the Registrant clarify what "substantial portion" means or, if applicable, provide the percentage of its assets that the Portfolio may invest in such instruments.

     Response:    The Registrant notes that the Portfolio's investments in
                  mortgage-backed securities and asset-backed securities are subject to the Portfolio's stated policy to invest at least
                  80% of its net assets in debt securities, and respectfully submits that it does not believe that stating an additional percentage limitation would be useful to investors.

D.   Comment:     The Staff requested that the Registrant delete the footnote to the average annual total return table.

     Response:    The Registrant has made the requested change.

E.   Comment:     The Staff requested that, to the extent possible, the
                  Registrant provide in More on the Portfolio's Investment
                  Objectives and Strategies additional information about how the adviser applies the investment criteria described in the prospectus to decide which instruments to buy and sell, generally and under particular market conditions, to seek to achieve the Portfolio's investment objective.

     Response:    The Registrant respectfully submits that the current
                  disclosure provides sufficiently detailed information about how the adviser applies the investment criteria described in the prospectus to decide which instruments to buy and sell to seek to achieve the Portfolio's investment objective, and that no additional disclosure is required by Form N-1A.

IV.Comments to Prospectus for Pioneer Cullen Value VCT Portfolio

A.   Comment:     The Staff requested that the Registrant confirm that
                  disclosure with respect to the Portfolio's principal investment strategies and risks will be included in the Portfolio's prospectus filed under Rule 485(b).

     Response:    The Registrant confirms that disclosure with respect to the
                  Portfolio's principal investment strategies and risks will be included in the Portfolio's prospectus filed under Rule
                  485(b).

B.   Comment:     The Staff requested that the Registrant revise the
                  disclosure in the prospectus or otherwise respond to the applicable Staff comments on Post-Effective Amendment No. 5 to the Registration Statement of Pioneer Series Trust III with respect to its series Pioneer Cullen Value Fund provided by the Staff on October 23, 2009.

     Response:    The Registrant has addressed the applicable Staff's comments on Post-Effective Amendment No. 5 to the Registration
                  Statement on Form N-1A of Pioneer Series Trust III with respect to its series Pioneer Cullen Value Fund provided by the Staff on October 23, 2009 in the manner indicated in the responses provided by Pioneer Series Trust III to the Staff's comments.

V. Comments to Prospectus for Pioneer Emerging Markets VCT
                  Portfolio

A.   Comment:     The Staff requested that the Registrant clarify
                  whether derivatives based on emerging markets securities are included by the Portfolio in determining compliance with the requirement that the Portfolio invest at least 80% of its total assets in the securities of emerging market corporate and government issuers.

     Response:    The Registrant notes that it discloses in the prospectus that the Portfolio may use derivatives as a substitute for purchasing and selling securities. Accordingly, the Portfolio may utilize a derivative instrument as a substitute for purchasing emerging market corporate and government issuers for purposes of complying with the requirement that the Portfolio invest at least 80% of its total assets in such securities. The Registrant respectfully submits that no change to disclosure is required.

B.   Comment:     The Staff requested that the Registrant summarize in
                  the principal investment strategies section the strategy that corresponds to the market segment risk factor. The Staff noted that if it relates to the Portfolio's investments in equity securities, then the risk factor should be revised accordingly.

     Response:    The Registrant respectfully submits that the market segment risk factor relates to the Portfolio's investments in equity securities with sufficient specificity, and that no revision to the principal investment strategies section or the risk factor is required.

C.   Comment:     The Staff noted that the Registrant discusses
                  securities lending as a principal investment strategy under More on the Portfolio's Investment Objective and Strategies, but does not include corresponding disclosure in the summary section. The Staff requested that the Registrant include securities lending as a principal investment strategy in the summary section, or explain why securities lending is not a principal investment strategy of the Portfolio.

     Response:    The Registrant has revised the disclosure for each equity
                  Portfolio to include securities lending in the principal investment strategies section. The Registrant notes that it has revised the disclosure for each fixed income Portfolio to clarify that securities lending is an additional investment strategy of each such Portfolio. The Registrant notes that although the 1940 Act permits each Portfolio to lend up to 33
                  1/3% of its total assets, in practice each Portfolio, and particularly each fixed income Portfolio, generally lends a much lower percentage of its holdings.

D.   Comment:     The Staff noted that the Registrant discusses
                  short-term trading as a principal investment strategy under More on the Portfolio's Investment Objective and Strategies, but does not include corresponding disclosure in the summary section. The Staff requested that the Registrant clarify that short-term trading is not a principal investment strategy of the Portfolio.

     Response:    The Registrant has made the requested change.

E.   Comment:     The Staff requested that the Registrant revise the
                  disclosure regarding risks of non-U.S. investments to tailor the disclosure with respect to the specific risks of investing in securities of issuers located in emerging markets.

     Response:    The Registrant has made the requested change.

F.   Comment:     The Staff requested that the Registrant add a
                  separate risk factor with respect to the Portfolio's ability to invest more than 25% of its assts in a particular region.

     Response:    The Registrant has made the requested change.

G.   Comment:     The Staff requested that the Registrant add separate
                  disclosure regarding counterparty risk or augment the current risk disclosure regarding foreign forward current contracts to highlight the specific risk of default by counterparties located in emerging markets.

     Response:    The Registrant has made the requested change.

VI. Comments to Prospectus for Pioneer Equity Income VCT Portfolio

A.   Comment:     The Staff noted that the Registrant states that the
                  adviser uses a "bottom-up analytic style," and requested that the Registrant define or otherwise explain in plain English what it means by "bottom-up analytic style."

     Response:    The Registrant has made the requested change.

B.   Comment:     The Staff requested that the Registrant revise the following statements to make the Portfolio's strategy more clear:

                      "The Portfolio may invest up to 20% of its total assets
                       in equity and debt securities of non-U.S.
                       corporate issuers and debt securities of non-U.S. government issuers. The portion of the Portfolio's assets not invested in equity securities may be invested in debt securities of U.S. and non-U.S. issuers."

     Response:    The Registrant has made the requested change.

C.   Comment:     The Staff noted the Registrant states that the
                  Portfolio may invest up to 20% of its net assets in REITs and requested that the Registrant indicate whether the Portfolio may invest in REITs associated with sub-prime mortgages, and, if so, whether the adviser intends to invest the Portfolio in such instruments.

     Response:    The Registrant has revised the disclosure to clarify that the
                  Registrant is permitted to invest in REITs associated with sub-prime mortgages. The Registrant notes that the adviser does not currently intend to invest the Portfolio in REITs associated with sub-prime mortgages.

D.   Comment:     The Staff requested that the Registrant summarize in
                  the principal investment strategies section the strategy that corresponds to the market segment risk factor, or, if such strategy is already disclosed, tailor the risk disclosure to correspond to that strategy.

     Response:    The Registrant respectfully submits that the market segment risk factor relates to the Portfolio's principal investment strategies with sufficient specificity, and that no revision to the principal investment strategies section or the risk factor is required.

E.   Comment:     The Staff noted that the leveraging risk factor
                  refers to engaging in borrowing, however borrowing is not included in the description of the Portfolio's principal investment strategies. The Staff requested that the Registrant delete the reference to borrowing or tie it to the Portfolio's investment strategies.

     Response:    The Registrant has made the requested change.

F.   Comment:     The Staff noted that the Registrant's disclosure
                  regarding debt rating considerations in More on the Portfolio's Investment Objective and Strategies is presented as a specific investment strategy rather than information supporting the adviser's selection process, and requested that the Registrant provide corresponding strategy disclosure in the summary section or revise the current disclosure to integrate it with the strategy and selection process disclosure.

     Response:    The Registrant respectfully submits that it is sufficiently clear that the disclosure referenced by the Staff provides information supporting the adviser's selection process rather than a specific investment strategy, and that no change to the disclosure is required.

G.   Comment:     The Staff requested that the Registrant move the
                  disclosure regarding cash management and temporary investments from Additional Investment Strategies to More on the Portfolio's Principal Investment Strategies, noting that
                  Instruction 6 to Item 9(b)(1) of Form N-1A requires that such disclosure should be included as a principal investment strategy.

     Response:    The Registrant has made the requested change.

VII. Comments to Prospectus for Pioneer Fund VCT Portfolio

A.   Comment:     The Staff requested that the Registrant confirm that
                  disclosure with respect to the Portfolio's principal investment strategies will be included in the Portfolio's
                  Class II prospectus filed under Rule 485(b).

     Response:    The Registrant confirms that disclosure with respect to the
                  Portfolio's principal investment strategies will be included in the Portfolio's Class II prospectus filed under Rule
                  485(b).

B.   Comment:     The Staff requested that, to the extent possible, the
                  Registrant revise the principal investment strategies disclosure to describe the Portfolio's investment strategies with more specificity and clarify how the Portfolio is different from Pioneer Equity Income VCT Portfolio, so as to enable the average investor to distinguish between the two portfolios and make a reasonable investment decision.

     Response:    The Registrant respectfully submits that the current
                  disclosure provides sufficiently specific information on the Portfolio's investment strategies to enable an investor to make a reasonable investment decision, and that no additional disclosure is required.

C.   Comment:     The Staff requested that the Registrant indicate if
                  there is a maximum percentage of the Portfolio that may be invested in debt securities, and, if so, to state what it is.

     Response:    The Registrant notes that there is no maximum percentage of the Portfolio that may be invested in debt securities, but that the prospectus provides that the Portfolio invests predominantly in equity securities. The Registrant respectfully submits that no additional disclosure is required.

D.   Comment:     The Staff requested that, to the extent possible, the
                  Registrant provide more specific information about how the adviser applies the investment criteria described in the prospectus to decide which instruments to buy and sell, generally and under particular market conditions, to seek to achieve a Portfolio's investment objective.

     Response:    The Registrant respectfully submits that the current
                  disclosure provides sufficiently specific information about how the adviser applies the investment criteria described in the prospectus to decide which instruments to buy and sell to seek to achieve a Portfolio's investment objective, and that no additional disclosure is required.

VIII. Comments to Prospectus for Pioneer Growth Opportunities VCT Portfolio

A.   Comment:     The Staff requested that, to the extent possible, the
                  Registrant revise the principal investment strategies disclosure to describe the Portfolio's investment strategies with more specificity, so as to enable the average investor to compare the Portfolio to other portfolios.

     Response:    The Registrant respectfully submits that the current
                  disclosure provides sufficiently specific information on the Portfolio's investment strategies to enable an investor to compare the Portfolio to other portfolios, and that no additional disclosure is required.

B.   Comment:     The Staff noted that the Registrant does not include
                  a principal investment strategy that relates to the short-term trading risk factor. The Staff requested that the Registrant include short-term trading as a non-principal investment strategy and clarify that short-term trading is not a principal risk factor. Alternatively, the Staff suggested that, if appropriate, the Registrant re-label the risk factor as High Portfolio Turnover Risk and include a corresponding strategy regarding high portfolio turnover.

     Response:    The Registrant has re-labeled the short-term trading risk
                  factor as High Portfolio Turnover Risk, and notes that the risk factor relates to the principal investment strategies included in the current disclosure. The Registrant notes that high portfolio turnover is a product of the adviser's execution of the Portfolio's stated principal investment strategies and is not itself a principal investment strategy of the Portfolio.

C.   Comment:     The Staff noted that the reference to the adviser's
                  website for more performance information in the first paragraph of the Performance section does not include "www."
                  in the address and requested that this web address be completed. The Staff also suggested that prior to using a summary prospectus, the Registrant confirm that the web address links directly to a page containing such performance information.

     Response:    The Registrant has revised the disclosure to include "www." in the adviser's web address. The Registrant confirms that prior to using a summary prospectus, it will confirm that the web address in the prospectus links directly to a page containing performance information, or revise the disclosure to include such a web address.

D.   Comment:     The Staff requested that the third and fourth
                  paragraphs of the Performance section should be included in a footnote as provided in Instruction 3(b) to Item 4(b)(2) to Form N-1A with respect to performance presentation for a multiple class fund offering a new class of shares, and the disclosure should be revised to track more closely to the disclosure provided in Instruction 3(b).

     Response:    The Registrant has made the requested changes.

E.   Comment:     The Staff requested that the Registrant condense the
                  information in the fifth paragraph of the Performance section regarding the presentation of predecessor fund performance and delete the footnote to the average annual total return table.

     Response:    The Registrant has made the requested changes.

IX. Comments to Prospectus for Pioneer High Yield VCT Portfolio

A.  Comment:      The Staff noted that the Registrant compares the
                  Portfolio's performance to three indices, and requested that the Registrant include a brief statement in the introduction to the Performance section explaining the relevance of the additional indices.

     Response:    The Registrant has added the requested disclosure.

B.   Comment:     The Staff requested that the Registrant shorten the
                  explanation that the performance shown for periods prior to the inception of Class II shares is based on the performance of Class I shares. In particular, the Staff requested that the Registrant delete the statement "which performance may be influenced by the smaller asset size of Class II shares compared to Class I shares."

     Response:    The Registrant has made the requested changes.

C.   Comment:     The Staff requested more information about how the
                  adviser uses the instruments described in the prospectus to achieve the Portfolio's investment objective.

     Response:    The Registrant respectfully submits that the current
                  disclosure provides sufficiently detailed information about how the adviser uses the instruments described in the prospectus to achieve the Portfolio's investment objective, and that no additional disclosure is required.

X. Comments to Prospectus for Pioneer Ibbotson Moderate Allocation VCT Portfolio and Pioneer Ibbotson Growth Allocation VCT Portfolio

A.   Comment:     The Staff requested that the Registrant revise the
                  disclosure in the prospectus or otherwise respond to the applicable Staff comments on Post-Effective Amendment No. 10 to the Registration Statement on Form N-1A for Pioneer
                  Ibbotson Asset Allocation Series provided by the Staff on
                  November 17, 2009.

     Response:    The Registrant has addressed the applicable Staff's comments on Post-Effective Amendment No. 10 to the Registration
                  Statement on Form N-1A for Pioneer Ibbotson Asset Allocation
                  Series provided by the Staff on November 17, 2009 in its prospectuses in the manner indicated in the responses provided by Pioneer Ibbotson Asset Allocation Series to the Staff's comments.

B.   Comment:     The Staff noted that the disclosure in the principal
                  investment strategies section for each Portfolio appears to be substantially similar, except with respect to the percentage of each Portfolio that may be allocated to equity and fixed income funds, respectively. The Staff requested that, to the extent applicable, the Registrant revise the prospectuses to highlight any other differences between the Portfolios in how underlying portfolios are selected for investment.

     Response:    The Registrant notes that the principal difference in each
                  Portfolio's investment strategies is the percentage that may be allocated to equity and fixed income funds, and that the difference in such percentage results in each Portfolio having a different risk/return profile. The Registrant respectfully submits that no change to the disclosure is required.

C.   Comment:     The Staff noted that the disclosure in the principal
                  risks section for each Portfolio appear to be substantially similar and requested that the Registrant tailor the risk disclosure for each Portfolio based on the Portfolios' different allocations to equity and fixed income securities, noting that because each Portfolio allocates to equity and fixed income underlying funds in different percentages, the risks of investing in each Portfolio may not necessarily be the same.

     Response:    The Registrant respectfully submits that the current risk
                  disclosure is sufficiently tailored to the principal risks of investing in each Portfolio, and it is not necessary or required to further tailor the risk disclosure based on each Portfolio's allocation to equity or fixed income underlying funds. The Registrant notes that each Portfolio may invest in the same underlying funds and are therefore generally exposed to the same categories of risk. The Registrant also notes that the risks of engaging in a particular investment strategy do not necessarily correspond to the percentage of a Portfolio allocated to that strategy.

D.   Comment:     The Staff requested that the Registrant explain in
                  the Performance section for Pioneer Ibbotson Growth Allocation
                  VCT Portfolio why it is appropriate to compare the Portfolio's performance to the Barclays Capital Aggregate Bond Index even though the Portfolio is permitted to invest no more than 30% of its assets in fixed income underlying funds.

     Response:    The Registrant notes that it believes that it is appropriate to compare the Portfolio's performance to a fixed income benchmark in light of the Portfolio's significant allocation to fixed income underlying funds, and has added disclosure explaining that the Barclays Capital Aggregate Bond Index has characteristics relevant to the Portfolio's investment strategies.

E.   Comment:     The Staff requested that the Registrant confirm that
                  neither Portfolio has reached the first breakpoint in the Portfolio's management fee schedule.

     Response:    The Registrant confirms that neither Portfolio has reached the first breakpoint in the Portfolio's management fee schedule.

XI. Comments to Prospectus for Pioneer Mid Cap Value VCT Portfolio

A.   Comment:     The Staff requested that the Registrant indicate the
                  market capitalization range of securities in which the Portfolio may invest in dollars as of a particular date.

     Response:    The Registrant has added the requested disclosure.

B.   Comment:     The Staff requested that the Registrant summarize in
                  the principal investment strategies section the strategy that corresponds to the market segment risk factor. The Staff noted that if it corresponds to the Portfolio's investments in mid cap securities, then the risk factor should be revised accordingly.

     Response:    The Registrant respectfully submits that the market segment risk factor relates to the Portfolio's investments in mid cap securities with sufficient specificity, and that no revision to the principal investment strategies section or the risk factor is required.

XII. Comments to Prospectus for Pioneer Money Market VCT Portfolio

A.   Comment:     The Staff noted that the Registrant states that the
                  Portfolio's investments may include "U.S. dollar denominated securities issued by non-U.S. governments and multinational issuers, such as the World Bank." The Staff stated that it views "multinational issuers" collectively as an industry, and requested that the Registrant confirm in its response that the Portfolio invests less than 25% of its assets in U.S. dollar denominated securities issued by multinational issuers.

     Response:    The Registrant confirms that the Portfolio invests less than
                  25% of its assets in U.S. dollar denominated securities issued by multinational issuers.

B.   Comment:     The Staff requested that the structured securities
                  risk factor be revised to provide a more specific explanation of the risks that relate to structured securities.

     Response:    The Registrant respectfully submits that the current
                  disclosure provides a sufficiently specific explanation of the risks that relate to structured securities, and that no change to the disclosure is required.

XIII. Comments to Prospectus for Pioneer Real Estate Shares VCT Portfolio

A.   Comment:     The Staff requested that the Registrant summarize in
                  the principal investment strategies section the strategy to invest in a limited number of issuers that corresponds to the issuer focus risk factor.

     Response:    The Registrant has added the requested disclosure.

B.   Comment:     The Staff requested that the Registrant indicate in
                  More on the Portfolio's Investment Objectives and Strategies whether a particular strategy is used to determine allocations between investments in investment grade debt and investments in junk bonds.

     Response:    The Registrant notes that it discloses that the Portfolio
                  may invest up to 5% of its net assets in junk bonds, and that no additional disclosure is required.

XIV. Comments to Prospectus for Pioneer Strategic Income VCT Portfolio

A.   Comment:     The Staff requested that, to the extent possible, the
                  Registrant provide in More on the Portfolio's Investment
                  Objectives and Strategies additional information about how the adviser applies the investment criteria described in the prospectus to decide which instruments to buy and sell, generally and under particular market conditions, to seek to achieve the Portfolio's investment objective, and specifically, how the adviser selects particular derivative instruments to use depending on market circumstances.

     Response:    The Registrant respectfully submits that the current
                  disclosure provides sufficiently detailed information about how the adviser applies the investment criteria described in the prospectus to decide which instruments to buy and sell to seek to achieve the Portfolio's investment objective, including with respect to the purposes for which the Portfolio may use derivative instruments, and that no additional disclosure is required.

XV. Comments to Statement of Additional Information

A.  Comment:      The Staff noted that the Registrant states that it
                  relies on the MSCI Global Industry Classification Standard
                  (GICS) classifications in identifying industries for purposes of its concentration policy. The Staff requested that the Registrant explain in the Statement of Additional Information how it would reconcile the Commission's view of what constitutes an industry with the MSCI GICS classifications if they were to differ. Alternatively, the Staff requested that the Registrant state that a Portfolio may maintain investments in particular industries or sectors even if the Commission would conclude that maintaining such investments would violate the Portfolio's concentration policy.

     Response:    The Registrant respectfully submits that the disclosure
                  requested by the Staff is not required by Form N-1A or the Staff's published guidance. The Registrant notes that in relying on the MSCI Global Industry Classification Standard
                  (GICS) classifications in identifying industries for purposes of its concentration policy it is mindful of the Staff's published guidance in rescinded Guide 19 to Form N-1A that a registrant "may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different."

B.  Comment:      With respect to the concentration policy of each of
                  Pioneer Ibbotson Growth Allocation VCT Portfolio and Pioneer
                  Ibbotson Moderate Allocation VCT Portfolio, the Staff noted that in connection with its review of Post-Effective Amendment
                  No. 10 to the Registration Statement on Form N-1A for Pioneer
                  Ibbotson Allocation Series, the Staff requested additional disclosure in the Statement of Additional Information reflecting that each allocation fund must look through to the underlying funds in which it invests and aggregate underlying fund holdings in an industry for purposes of determining the allocation fund's compliance with its concentration policy.

                  The Staff noted that, in response, Pioneer Ibbotson Allocation Series added disclosure stating that although a fund does not intend to concentrate its investments in a particular industry, the fund may indirectly concentrate in a particular industry through its investments in one or more underlying funds, and also noted that each of the underlying funds, by policy, would not concentrate more than 25% of its total assets in any one industry (other than underlying money market funds, which may invest without limit in obligations issued by banks, and an underlying real estate fund, which may invest broadly in real estate-related securities). The Staff requested that in adding similar disclosure to the Portfolios' Statement of Additional Information, the Registrant should make clear in the disclosure that the Portfolios are not reserving the right to concentrate in a particular industry through its investments in affiliated underlying funds.

     Response:    The Registrant has added disclosure to address the Staff's request.

C.   Comment:     The Staff noted that the Registrant states in the discussion in the Statement of Additional Information regarding
                  Lending of Portfolio Securities that a Portfolio "may not exercise voting rights on loaned securities, but reserves the right to recall loaned securities so that they may be voted according to the Portfolios' Proxy Voting Policies and Procedures." The Staff requested that the Registrant confirm in its response that the Portfolios' proxy voting policies and procedures satisfy all of the requirements set forth in the no-action letters issued by the Commission to State Street Bank & Trust Company with respect to securities lending, and in particular that the Portfolio must be entitled to recall the loaned securities in time to vote whenever its management has knowledge of a material event on which the loaned securities carry voting rights.

     Response:    The Registrant confirms that its proxy voting policies and procedures satisfy the requirements set forth in the no-action letters issued by the Commission to State Street Bank & Trust
                  Company with respect to securities lending.

D.   Comment:     The Staff requested that the Registrant revise the
                  disclosure in the Statement of Additional Information regarding portfolio managers' potential conflicts of interest to discuss with greater specificity conflicts of interest that may arise in connection with the management by each portfolio manager of the applicable Portfolio discussed in the Registration Statement on the one hand, and the other accounts managed by that portfolio manager on the other hand, as required by Item 20(a)(4) of Form N-1A. The Staff also noted that the disclosure regarding the structure and method used to determine compensation does not connect with specificity to the portfolio managers.

     Response:    The Registrant respectfully submits that the disclosure
                  referenced by the Staff complies with the requirements of Item
                  20(a)(4) of Form N-1A, and that no additional disclosure is required.

E.   Comment:     The Staff requested that the Registrant confirm that
                  the description of ratings included in Appendix A to the Statement of Additional Information is up-to-date.

     Response:    The Registrant notes that it has revised the description of ratings included in Appendix A to the Statement of Additional
                  Information.

         Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

                                                                      Sincerely,



                                                          /s/ Jeremy Kantrowitz
                                                              Jeremy Kantrowitz